Exhibit 2

21 December 2012

WPP plc

Return to the United Kingdom

Application for listing of New WPP Shares

As previously announced by WPP plc (“WPP”), the Scheme of Arrangement in relation to the introduction of a new Jersey incorporated and United Kingdom tax resident parent company (“New WPP”), as proposed in WPP’s circular dated 13 November 2012 (the “Scheme Circular”) and as approved by WPP Share Owners on 11 December 2012 and sanctioned by the Jersey Court on 18 December 2012, is expected to become effective on 2 January 2013.

As a result of the Scheme becoming effective, WPP Share Owners will receive one New WPP Share for each WPP Share cancelled pursuant to the Scheme and New WPP will become the new parent company of the WPP Group. New WPP, which is currently called WPP 2012 plc, will be renamed WPP plc and WPP, the existing parent company, will be renamed WPP 2012 Limited.

Application has been made for 1,265,424,113 new ordinary shares of ten pence each in the capital of New WPP (“New WPP Shares”) to be admitted to the premium segment of the Official List maintained by the UKLA and to trading on the London Stock Exchange’s main market for listed securities.

It is expected that the New WPP Shares will be admitted to the premium segment of the Official List, and dealings in the New WPP Shares will commence on the London Stock Exchange’s main market for listed securities, at 8.00 a.m. (London time) on 2 January 2013. It is also expected that dealings in New WPP ADSs will commence on NASDAQ at the opening of business (New York time) on 2 January 2013.

The last day of dealings in existing WPP Shares is accordingly expected to be 31 December 2012 and the listing of the existing WPP Shares is expected to be cancelled with effect from 8.00 a.m. (London time) on 2 January 2013.

Capitalised terms used but not defined in this announcement have the meanings given to them in the Scheme Circular.

Merrill Lynch International is acting as sponsor in relation to New WPP’s application for listing and as corporate broker to WPP and New WPP. Merrill Lynch International is acting for WPP and New WPP and no one else in connection with the Scheme and will not be responsible to anyone other than WPP and New WPP for providing the protections afforded to its clients or for providing advice in relation to the proposals or the contents of this announcement.

This announcement does not constitute an invitation or offer to sell or exchange or the solicitation of an invitation or offer to buy or exchange any security. None of the securities referred to in this announcement shall be sold, issued, subscribed for, purchased, exchanged or transferred in any jurisdiction in contravention of applicable law.

For further information:

Feona McEwan               +44 20 7408 2204

www.wppinvestor.com